HALTON UNIVERSAL BRANDS

7473 W. Lake Mead Blvd, Suite 100

Las Vegas, NV 89128

Phone: (702) 224 - 2286

U.S. Securities & Exchange Commission                                                December 13, 2013

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Ms. Kristina Aberg, Attorney-Advisor

Re:        Halton Universal Brands Inc.

              Registration Statement on Form S-1

              Filed November 7, 2013

              File No. 333-192156

Dear Ms. Aberg:

Further to your letter dated December 4, 2013 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

We do not intend to sell our shares to qualified institutional buyers or institutional investors and as such we have not prepared any written materials for distribution to these potential investors. We did not prepare, publish or distribute any research reports to any broker-dealer since we do not plan to engage broker-dealers in selling of our common stock.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

We do not intend to use any graphics, maps, photographs, any artwork or logos in our prospectus.

3. Please provide the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.

We have provided the dealer prospectus delivery obligation disclosure as required.

Prospectus Cover Page

4. We refer to your statement on page 4 that your directors may have significant influence in determining the outcome of any change of control transaction. Please include an affirmative statement, if true, that you have no present plans to be acquired or to merge with another company, nor does the Company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

We have included the statement as required.

5. Please limit your cover page to one page as required by Item 501(b) of Regulation S-K.

We have revised our cover page as required.

Risk Factors, page 7

6. Please include a risk factor to discuss, if true, that Ms. Shmarihina and Mr. Averchenko have no experience running a public company.

We have included the required risk factor.

7. It appears from the disclosure in the registration statement that Ms. Shmarihina and Mr. Averchenko, your sole officers and directors, are residents of Russia. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against these individuals. This risk factor should address the risk U.S. stockholders face in:

   - effecting service of process within the United States on Ms. Shmarihina and Mr. Averchenko;

   - enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Ms. Shmarihina and Mr. Averchenko;

   - enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Ms. Shmarihina and Mr. Averchenko; and

   - bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Ms. Shmarihina and Mr. Averchenko.

Alternatively, advise us as to why you believe such a risk factor is unnecessary.

We have included the required risk factor in our prospectus.

Use of Proceeds, page 14

8. Please tell us whether you intend to use proceeds to pay your directors and officers for past consulting services provided to the Company. We note your disclosure on page 29 concerning accounts payable to related parties.

We intend to pay our directors for past consulting services if we raise maximum, or 50% of the offering amount.

9. Please revise your disclosure to indicate the order of priority of your use of proceeds if only 50 percent of the offering amount is raised.

We have revised our disclosure as required.

Results of Operations, page 19

10. We note that you generate revenue from your consulting services. Please expand upon your disclosure to identify the specific consulting services that have generated revenues.

We have expanded our disclosure as required.

11. We note your disclosure on page 20 that you recognized $16,500 in consulting fees for the nine months ended September 30, 2013 as general and administrative expenses. Please clarify what consulting services were provided and how this differs from the compensation of $6,400 paid.

We have provided additional information on consulting services as required.

12. We note your disclosure on page 20 concerning consulting services provided by your current officers to the Company for the nine months ended September 30, 2013. We also note your disclosure on page F-11 that your former president provided consulting services to the Company in the amount of $5,000 for the nine months ended September 30, 2013. Please revise your disclosure to include the amount of consulting services provided to the Company by your former president for the same time period, or advise.

We have revised our disclosure as required.

13. Please explain why your sole officers and directors are compensated pursuant to consulting agreements.

Our sole officers and directors are compensated pursuant to the terms of the consulting agreements for their services provided to the company as President, Chief Executive Officer and Chief Financial Officer. We believe that written agreements between the Company and its officers provide more transparency than unwritten arrangements.

14. Please revise to provide additional detail about the revenues you have earned to date, including the number of clients you have worked with in each period, the type of work performed, the significant terms of the arrangements, and whether any one client or small group of clients generated a significant amount of your revenues.

We have provided additional details about our revenues as required.

Cash Flows from Operating Activities, page 22

15. We note your disclosure that a major use of your operating cash was to fund payroll. We also note your disclosure on page 27, indicating that you paid no salaries, bonuses or benefits to your sole officers and directors. Please reconcile or advise.

As of September 30, 2013 and the date of this registration statement we had one part-time employee besides our officers and directors. Cash from operating activities was used to pay remuneration to this employee.

Description of Our Business and Properties, page 23

16. We note the different descriptions of your business on pages 4, 23, and 24. For example, we note that you disclose on page 24, but not elsewhere, that you focus on North American food product manufacturers that are seeking market penetration in Eastern Europe. Please reconcile these descriptions to be consistent and to state clearly the specific services that your company provides.

       We have reconciled descriptions of our business as required.

17. We note your discussion of Russia on pages 23-24. Please supplement this disclosure by explaining the extent of your expertise and experience in Russia. Also discuss the specific services that you will provide in Russia and whether your clients will be companies organized in the U.S. or in jurisdictions outside the U.S.

We have provided supplemental disclosure and discussion on our services.

18. Please revise your disclosure to describe any Russian government approvals necessary to conduct your business and the impact of any relevant regulations on your business. Alternatively, advise us as to why you believe such disclosure is unnecessary. Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K.

We have revised our disclosure with discussion on government regulations on page 25.

Plan of Operations, page 25

19. We note that you plan to use a portion of your offering proceeds to develop a new service: product sampling consulting. Please expand your disclosure to explain the new service and to provide more detail concerning your anticipated expenses of $10,000 in connection with the new service. Further, please explain the difference, if any, between your product sampling consulting service and your e-sampling program.

We have expanded our disclosure on the new service and expenses associated with implementation of this service.

20. Please expand to discuss in greater detail the company’s plan of operations for the next twelve months. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the Company intends to meet each of the milestones if it cannot receive funding. Refer to Item 101(a)(2) of Regulation S-K.

We have expanded our discussion of our plan of operations for the next twelve months.

Directors, Executive Officers and Control Persons, page 26

21. Please revise your disclosure to state when Ms. Shmarihina became your President and Chief Executive Officer. Refer to Item 401(b) of Regulation S-K.

We have revised our disclosure as required.

22. Please revise your disclosure to provide more detail concerning the principal business of Gourmet Food Consult, and the specific services that Ms. Shmarihina provides for it. In addition, please revise your disclosure to state the names of the companies that Ms. Shmarihina worked for as a sales and marketing manager. Refer to Item 401(e) of Regulation S-K.

We have revised our disclosure as required in accordance with Item 401(e) of Regulation S-K.

23. Please revise your disclosure to provide more detail concerning the principal business of OOO Phoenix Foods, and the specific services that Mr. Averchenko provides for it. In addition, please revise your disclosure to specify Mr. Averchenko’s prior occupations and to clarify how he was instrumental in the introduction of various brands to the East- Russian and Siberian-Russian market in the 1990s. Refer to Item 401(e) of Regulation S-K.

       We have revised our disclosure as required.

Executive Compensation, page 27

24. Please revise this table and section to include disclosure concerning your former President and Chief Executive Officer in the Summary Compensation Table. Refer to Item 402(m)(2)(i) of Regulation S-K.

       We have revised the executive compensation section of our prospectus as required.

Security Ownership of Certain Beneficial Owners and Management, page 28

25. We note that the table states that the group of all officers and directors consists of three persons. We also note that you have only two officers and directors. Please revise or advise.

We have corrected the table disclosure.

Accounts Payable – Related Parties, page 29

26. Please explain the amounts owed by the Company to its directors and officers in more detail by breaking-out the specific amounts owed, for unpaid consulting fees, cash advances, and expenses incurred on behalf of the Company. Also, for the amounts that represent loans to the company, please clarify the significant terms of the loans including interest and due dates.

We have provided additional details of the amounts owed by the Company to its directors and officers.

Exhibit 3

27. We note that you have only filed the addendum to your Articles of Incorporation as Exhibit 3. Please file the complete Articles of Incorporation with your next amendment.

We have filed the complete set of the Company's Articles of Incorporation and Corporate Charter with our initial filing on November 7, 2013. The Articles of Incorporation consist of Articles (page 1) and Addendum to Articles (page 2). These Articles of Incorporation were filed by the Company's registered agent with the Nevada Secretary of State.

Exhibit 23

28. Please revise or explain to us why the Harrison Law, P.A. letterhead is placed on the signature line of the auditor’s consent.

The image with auditor’s signature was inadvertently misplaced with the image of the Harrison Law, P.A. letterhead during the filing of our registration statement. Both images, similarly named, were included in the submission. We have attached the auditor’s consent with “typed in" signature with our current filing.

Yours truly,

/s/ Elena Shmarihina

Elena Shmarihina

President